Exhibit 99.92

NexTech AR Solutions Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2019

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the three months ended August 31, 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	August 31, 2019	May 31, 2019
ASSETS
Current assets
Cash	$1,404,449	$329,678
Receivables	321,986	421,274
Prepaids and deposits	240,552	178,715
Inventory	759,916	579,857
Total current assets	2,726,903	1,509,524
Non-current assets
Equipment (Note 3)	140,961	149,879
Right of use assets (Note 4)	29,418	-
Intangible assets (Note 5)	6,104,537	6,188,060
Total non-current assets	6,274,916	6,337,939
TOTAL ASSETS	$9,001,819	$7,847,463
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$714,379	$747,479
Other payables (Note 6)	279,074	772,078
Lease liabilities (Note 4)	28,677	-
Total current liabilities	1,022,130	1,519,557
Long-term liabilities
Deferred income tax liability	180,177	193,435
Total Long-term liabilities	180,177	193,435
TOTAL LIABILITIES	1,202,307	1,712,992
EQUITY
Share capital (Note 8)	12,358,149	10,551,142
Convertible debenture (Note 7)	995,949	-
Reserves (Note 8)	1,258,257	1,076,944
Deficit	(6,812,843)	(5,493,615)
TOTAL SHAREHOLDERS’ EQUITY	7,799,512	6,134,471
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,001,819	$7,847,463

Nature of operations and going concern (Note 1)

Events after the reporting date (Note 13)

These financial statements were authorized for issuance by the Board of Directors on October 29, 2019

Approved by the Board of Directors

“Evan Gappelberg “ , Director	“Paul Duffy” , Director

The accompanying notes are an integral part of these interim consolidated financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited - Expressed in Canadian dollars)

	Three Months Ended	Three Months Ended
	August 31, 2019	August 31, 2018
REVENUES	$1,513,196	$22,544
COST OF GOODS SOLD	(818,338)	(12,738)
Gross profit	694,858	9,806
GENERAL AND ADMINISTRATIVE EXPENSES
Accretion expense (Notes 4 and 6)	27,232	10,991
Administrative fees and office costs (Note 9)	323,046	86,950
Advertising and marketing	179,546	-
Amortization and depreciation (Notes 3, 4 and 5)	102,247	24,377
Business development	-	2,398
Consulting fees and employee costs (Note 9)	595,077	239,156
Foreign exchange gain	10,760	(3,545)
Investor relations	118,537	17,097
Management fees (Note 9)	136,388	104,085
Payroll and benefits	186,374	-
Professional fees	60,692	81,700
Sales and marketing	30,094	-
Share-based payments (Notes 8 and 9)	184,938	-
Transfer agent and regulatory fees	1,950	-
Travel	62,388	45,621
Other expense	4,810	-
Total general and administrative expenses	(2,024,079)	(608,830)
Loss before income taxes	(1,329,221)	(599,024)
Deferred income tax recovery	9,993	-
NET LOSS	(1,319,228)	(599,024)
Other comprehensive income
Exchange differences on translating foreign operations	(3,625)	-
TOTAL COMPREHENSIVE LOSS	$(1,322,853)	$(599,024)
Loss per common share
Basic and diluted loss per common share	$(0.02)	$(0.02)
Weighted average number of common shares outstanding	55,581,781	37,537,872

The accompanying notes are an integral part of these interim consolidated financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars)

	Number of	Share	Convertible
	shares	capital	debenture	Reserves	Deficit	Total
Balance as at May 31, 2019	53,749,372	$10,551,142	$-	$1,076,944	$(5,493,615)	$6,134,471
Partial escrow cancellation (Note 8)	(560,000)	-	-	-	-	-
Private placements (Note 8)	2,942,965	1,765,779	-	-	-	1,765,779
Share issue costs (Note 8)	-	(25,402)	-	-	-	(25,402)
Convertible debenture (Note 7)	-	-	995,949	-	-	995,949
Shares issued for services (Note 8)	76,913	-	-	-	-	-
Shares issued for IPET (Note 6)	100,000	66,630	-	-	-	66,630
Stock-based compensation (Note 8)	-	-	-	184,938	-	184,938
Net loss	-	-	-	-	(1,319,228)	(1,319,228)
Currency translation adjustment	-	-	-	(3,625)	-	(3,625)
Balance as at August 31, 2019	56,309,250	$12,358,149	$995,949	$1,258,257	$(6,812,843)	$7,799,512

			Equity portion
	Number of	Share	of convertible
	shares	capital	debenture	Deficit	Total
Balance as at May 31, 2018	37,537,872	$5,375,398	$44,324	$(826,066)	$4,593,656
Shares released from escrow for services (Note 8)	-	60,000	-	-	60,000
Loss for the period	-	-	-	(599,024)	(594,024)
Balance as at August 31, 2018	37,537,872	$5,435,398	$44,324	$(1,425,090)	$4,059,632

The accompanying notes are an integral part of these interim consolidated financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended	Three months ended
	August 31, 2019	August 31, 2018
OPERATING ACTIVITIES
Loss for the period	$(1,319,228)	$(599,024)
Items not affecting cash:
Amortization and depreciation	102,247	24,377
Accretion expense	27,232	10,991
Consulting fees	-	60,000
Deferred income tax recovery	(9,993)	-
Interest expense (Note 7)	10,449	-
Share-based payments (Note 8)	184,938	-
Unrealized exchange gains	(6,890)	-
Changes in non-cash working capital items
Receivables	99,288	(37,553)
Prepaid expenses and deposits	(61,837)	(14,394)
Inventory	(180,059)	-
Accounts payable, accrued liabilities and deposits	(33,100)	229,495
Net cash used in operating activities	(1,186,953)	(326,108)
INVESTING ACTIVITIES
Cash acquired on a business combination	-	-
Purchase of equipment	-	(89,582)
Purchase of Intangible assets	-	(80,586)
Net cash from investing activities	-	(170,168)
FINANCING ACTIVITIES
Convertible debenture (Note 7)	985,500	-
Shares issued for cash (net) (Note 8)	1,740,377	-
Lease payments (Note 4)	(13,292)	-
Business acquisition instalment payments (Note 6)	(450,861)	-
Net cash from financing activities	2,261,724	-
Net change in cash during the period	1,074,771	(496,276)
Cash, beginning of the period	329,678	2,523,717
Cash, end of the period	$1,404,449	$2,027,441

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics and advertising.

These condensed consolidated interim financial statements are unaudited and have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate ecommerce and advertising revenues to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of uncertainty of the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	BASIS OF PREPARATION

Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information. These financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the period ended May 31, 2019.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended May 31, 2019, except for the adoption of IFRS 16 – Leases. They are presented in Canadian dollars (“CAD”) unless otherwise noted.

On June 1, 2019, the Company adopted IFRS 16 – Leases. This standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 eliminates the classification of leases as either operating or finance leases, for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 7. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases of twelve months or less and low value leases.

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at June 1, 2019, the date of initial application, resulting in no adjustment to the opening balance sheet. The associated right-of-use assets will be measured at the lease liabilities amount. The Company has implemented the following accounting policy as of June 1, 2019, under IFRS 16.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee;

●	exercise prices of purchase options if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

3.	EQUIPMENT

	Trade show	Office
	equipment	equipment	Total
Costs
May 31, 2019	$16,440	$161,931	$178,371
Additions	-	-	-
August 31, 2019	16,440	161,931	178,371

Accumulated depreciation
May 31, 2019	3,836	24,656	28,492
Additions	822	8,096	8,918
Disposals	-	-	-
August 31, 2019	4,658	32,752	37,410

Net book value
May 31, 2019	$12,604	$137,275	$149,879
August 31, 2019	$11,782	$129,179	$140,961

4.	RIGHT OF USE ASSETS

Cost:
At May 31, 2019 and 2018	$-
Adjustment on initial adoption of IFRS 16 (Note 2)	39,224
At August 31, 2019	39,224
Depreciation:
At May 31, 2019 and 2018	-
Charge for the period	9,806
At August 31, 2019	9,806
Net Book Value:
At May 31, 2019	-
At August 31, 2019	$29,418

Depreciation is calculated using the straight-line method over the remaining lease term of one year.

Office Lease Liabilities

Lease liabilities recognized on June 1, 2019	$39,224
Interest accretion	2,745
Lease payments made	(13,292)
Balance at August 31, 2019	$28,677

The Company has estimated its incremental cost of borrowing at 20% and used that rate to determine the lease liability upon initial recognition.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

5.	INTANGIBLE ASSETS

The following table summarizes the continuity of the Company’s intangible assets:

			Customer	Supplier
	Licenses	Websites	relationship	relationship	Trademark	Goodwill	Total
	$	$	$	$	$	$	$
Costs
May 31, 2019	2,207,750	85,664	250,037	329,675	1,070,256	2,327,350	6,270,732
Additions	-	-	-	-	-	-	-
Impairment	-	-	-	-	-	-	-
August 31, 2019	2,207,750	85,664	250,037	329,675	1,070,256	2,327,350	6,270,732

Accumulated depreciation
May 31, 2019	-	2,677	3,480	13,050	63,465	-	82,672
Additions	-	2,142	6,251	8,242	66,888	-	83,523
Impairment	-	-	-	-	-	-	-
August 31, 2019	-	4,819	9,731	21,292	130,353	-	166,195

Net book value
May 31, 2019	2,207,750	82,987	246,557	316,626	1,006,792	2,327,350	6,188,060
August 31, 2019	2,207,750	80,845	240,306	308,383	939,903	2,327,350	6,104,537

During the three months ended August 31, 2019, the Company recorded amortization expense of $83,523 (2018 Nil).

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

6.	OTHER PAYABLES

The Company owed deferred payments of $772,078 to the former owners of Infinite Pet Life as at May 31, 2019. In June 2019, the Company issued 100,000 common shares valued at US$50,000 as partial settlement of this debt in addition to a regular instalment payment of US$121,110. Due to issuance of US$50,000 of common shares the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. NexTech paid two further instalments of this amount through July and August. A discount rate of 20% was used.

The changes in the value of the deferred payments during the three months ended August 31, 2019 are as follows:

Balance, May 31, 2019	$772,078
Monthly installments	(450,861)
Issuance of common shares	(66,630)
Accretion expense	24,487
Balance, August 31, 2019	$279,074

7.	CONVERTIBLE DEBENTURE

On July 19, 2019, Nextech issued $985,500 of convertible debentures with a simple interest rate of 9%, which mature 36 months from the issuance date. The principal will be repaid in 12 equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made 6 months after the issuance date. The Company has the option to pay the amount due at each payment date in cash and / or common shares based on a conversion price of $0.60 per share. Based on the contract terms of the debentures the Company has treated these convertible debentures as equity on its statement of financial position. The balance reported as at August 31, 2019 comprises the principal amount of $985,500 plus accrued interest of $10,449 for a total of $995,949.

8.	SHARE CAPITAL Authorized

As at August 31, 2019 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the three months ended August 31, 2019, the Company had the following share capital transactions:

●	issued 2,942,965 shares for gross proceeds of $1,765,779 for private placements; the share issue costs were $25,402

●	cancelled 560,000 shares held in escrow for services

●	issued 76,913 shares for future services

●	issued 100,000 shares for IPET other payables (Note 6)

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019’

(Unaudited - Expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

During the three months ended August 31, 2018, the Company had the following share capital transactions:

●	On June 22, 2018, the Company and Future Farm entered into a plan of arrangement in order to proceed with a corporate restructuring by the way of a statutory plan of arrangement (the “Arrangement”), whereby a series of share exchanges will take place with the result that the shareholders of the Future Farm will also become shareholders of the Company. The Arrangement was completed on August 30, 2018. As a result of the Arrangement, Future Farm effectively spun-out 11,000,000 of its common shares of the Company to the Future Farm shareholders on a pro rata basis. Future Farm shareholders owned approximately 25.86% of the issued and outstanding common shares of the Company. The Company was in the process of listing its shares on the Canadian Securities Exchange (“CSE”).

●	released 240,000 common shares from escrow pursuant to a consulting agreement with a third party. These shares were valued at $60,000 and share capital was increased by this amount

Share Purchase Warrants

The following table summarizes the share purchase warrants outstanding and exercisable at August 31, 2019:

			Exercise	Number
Date Issued	Expiry Date		Price	Outstanding
June 25, 2019	June 25, 2021	Private placement warrants	$0.70	283,000
July 19, 2019	July 21, 2021	Private placement warrants	$0.70	1,862,833
August 16, 2019	August 21, 2021	Private placement warrants	$0.70	968,149
August 16, 2019	August 21, 2021	Broker warrants	$0.70	3,371
Balance at August 31, 2019			$0.70	3,117,353

Stock Options

During the three months ended August 31, 2019, the Company granted 730,000 stock options to certain directors, officers and consultants and recorded share-based payments of $184,938. The Company cancelled 450,000 of previously granted stock options.

The details of the option grants are as follows:

●	160,000 options on June 2019 with an exercise price of $0.65; a risk-free interest rate of 1.36%; an expected life of 3 years and an expected volatility of 127%.

●	200,000 options on July 12, 2019 with an exercise price of $0.60; a risk-free interest rate of 1.54%; an expected life of 3 years and an expected volatility of 127%.

●	245,000 options on July 24, 2019 with an exercise price of $0.73; a risk-free interest rate of 1.41%; an expected life of 3 years and an expected volatility of 127%.

●	125,000 options on August 19, 2019 with an exercise price of $0.75; a risk-free interest rate of 1.31%; an expected life of 3 years and an expected volatility of 127%.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options

		Weighted
	Number	Average Exercise
	Of Options	Price
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	730,000	0.68
Cancelled	(450,000)	(0.47)
Balance, as at August 31,2019	5,554,000	$0.40

The table below summarizes the options outstanding and exercisable:

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable
November 1, 2018	November 1, 2021	$0.29	3,350,000	1,340,000
November 2, 2018	November 2, 2021	$0.25	500,000	-
January 4, 2019	January 4, 2022	$0.71	100,000	100,000
February 15, 2019	February 15, 2022	$0.56	50,000	50,000
March 28, 2019	September 28, 2021	$0.60	135,000	-
March 28, 2019	March 28, 2022	$0.60	500,000	-
April 17, 2019	April 17, 2022	$0.78	150,000	-
May 9, 2019	May 9, 2022	$0.72	39,000	-
June 14, 2019	June 14, 2022	$0.65	160,000	-
July 12, 2019	July 12, 2022	$0.60	200,000	-
July 24, 2019	July 24, 2022	$0.73	245,000	-
August 19, 2019	August 19, 2022	$0.75	125,000	-
Total			5,554,000	1,490,000

At August 31, 2019, the weighted average remaining life of the outstanding stock options was 2.32 years.

The Company recorded $184,938 of share-based payments expense for the above option grants for the three months ended August 31, 2019, net of adjustments for options that were forfeited or cancelled.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended
	August 31,	August 31,
	2019	2018
Management fees	$115,801	$104,085
Consulting fees	61,585	56,251
Administrative fees	45,372	23,668
Share-based payments	89,276	-
	$312,034	$184,004

Amounts due to and from related parties as at August 31, 2019 and May 31, 2019 are as follows:

Related party liabilities	August 31, 2019	May 31, 2019
CEO – expenses	$11,904	$62,502
President – expenses	1,690	37,190
Officer of a subsidiary company	3,314	-
Seaboard Services Corp. – CFO and accounting services	54,600	44,100
Corporate Secretary – Consulting fees	1,811	1,993
	$73,319	$145,785

10.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributor of the Company’s Apps.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

10.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall

“Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at August 31, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase the Company’s net income or loss by $88,000.

Interest Rate Risk

As at August 31, 2019, the Company had a convertible debenture with an interest rate of 9%.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

11.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at August 31, 2019, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended August 31, 2019

(Unaudited - Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION

For the three months ended August 31, 2018 the Company had only one reportable segment. For the three months ended August 31, 2019 the Company has two reportable segments:

a)	Corporate overhead, the operation of its AR technology license and services rendered for advertising revenue and the sale of apps and related advertising on IOS and Android platforms globally (“Corporate and Technology”);

b)	sale of vacuum cleaners through retail and online sales channels and sale of pet supplements through online sales channels (“E-commerce”).

Capital assets are located primarily in the United States. Operating segmented information for the three months ended August 31, 2019 and 2018, is presented as follows:

		Corporate and
2019	E-commerce	Technology	Total
	$	$	$
Revenue	1,510,191	3,005	1,513,196
Segment income (loss)	106,800	(1,241,089)	(1,134,289)
Stock-based compensation	-	(184,938)	(184,938)
Net income (loss) for the period	106,800	(1,426,027)	(1,319,227)
Identifiable assets	1,488,592	2,288,595	3,777,187
Capital expenditures (net)	-	-	-
Amortization and depreciation	81,848	20,399	102,247

	Corporate and
2018	Technology	Total
	$	$
Revenue	22,544	22,544
Segment income (loss)	(599,024)	(599,024)
Stock-based compensation	-	-
Net income (loss) for the year	(599,024)	(599,024)
Identifiable assets	2,389,614	2,389,614
Capital expenditures (net)	170,168	170,168
Amortization and depreciation	24,377	24,377

13.	EVENTS AFTER THE REPORTING DATE

The following event occurred after the reporting date:

●	The Company renegotiated the repayment terms of its remaining instalment payments owed for the purchase of Infinite Pet Life. NexTech will pay US$20,000 per month, on the 10th of each month from September 2019 through May 2019 and make one final payment of US$37,220 in June 2020, to settle this liability.